Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Perpetua Resources Corp. (“Perpetua Resources” or the “Corporation”) for the three and nine months ended September 30, 2021. This MD&A should be read in conjunction with Perpetua Resources’ unaudited condensed consolidated interim financial statements (“Interim Financial Statements”) for the three and nine months ended September 30, 2021 prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS 34”), using accounting policies that are consistent with the International Financial Reporting Standards (“IFRS”), and the MD&A of Perpetua Resources for the year ended December 31, 2020. Additional corporate information, including Perpetua Resources’ most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.perpetuaresources.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at November 12, 2021.

OVERVIEW

Perpetua Resources (formerly Midas Gold Corp) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The registered office of the Perpetua Resources is 400-725 Granville St, Vancouver, BC, V7Y 1G5, Canada and the corporate office is located at 201-405 S 8th St, Boise, ID 83702, USA.

QUARTER HIGHLIGHTS

On July 1, 2021, the Corporation announced that the United States Forest Service (USFS) is advancing Perpetua Resources’ modified proposed action in the National Environmental Policy Act (NEPA) process and updated the permitting schedule for the Stibnite Gold Project (the Project). The Project is designed to use responsible mining to develop a world-class gold mine, restore an abandoned mine site, provide the United States with the only domestic source of the critical mineral antimony and contribute to the economic success of Idaho. Perpetua Resources’ modified proposed action was submitted to USFS in December 2020 as the “Modified Plan of Restoration and Operations 2” (ModPRO2) and represents refinements to Alternative 2 of the August 2020 Draft Environmental Impact Statement (DEIS). The refined plan incorporates stakeholder feedback on the DEIS and is designed to reduce the project footprint and improve environmental outcomes. Modifications include the elimination of waste rock storage areas, overall reductions in mined material, additional pit backfilling and restoration, and improvements to water quality and water temperature. The USFS’s decision advances Perpetua Resources’ improved and preferred Project design in the NEPA process and sets the Project on a clear path to a final permitting decision. In order to ensure a full analysis of the refined Project, the USFS plans to issue a targeted Supplemental Draft Environmental Impact Statement (SDEIS) and provide the public and cooperating agencies the opportunity to review and comment on the additional analysis. The Project schedule update includes that the SDEIS will be released in Q1 2022, a Final Environmental Impact Statement (FEIS) and draft Record of Decision will be published in Q4 2022, and a final Record of Decision will be issued in the first half of 2023.

Perpetua Resources Corp. | Management’s Discussion & Analysis 1

On August 9, 2021, the Corporation announced it entered into an agreement (the “Ambri Agreement”) to supply a portion of antimony production from the Stibnite Gold Project to Ambri Inc. (“Ambri”) thus establishing the foundation to help facilitate the decarbonization of energy grids in the U.S. and around the world. Ambri has developed an antimony-based, low-cost liquid metal battery for the stationary, long-duration, daily cycling energy storage market. Under the Ambri Agreement, Perpetua’s Stibnite Gold Project would provide Ambri with antimony from the only responsible and domestically mined source of the critical mineral in the U.S. The Ambri Agreement contains certain standard commercial terms which contain options for treatment, refining, transport, and tolling charges as well as a provision for fixed pricing and higher volumes that can be mutually agreed to by both parties. Perpetua and Ambri have also agreed to collaborate to identify opportunities to lower carbon emissions in their respective operations with the use of renewable energy combined with battery storage.

On August 13, 2021, the Corporation announced that it had entered into an agreement with a syndicate of underwriters for the sale of 9,523,810 common shares at a price of US$5.25 per common share for gross proceeds of approximately US$50 million pursuant to an underwritten marketed public offering in the United States and Canada (the “Offering”) led by B. Riley Securities, Inc. and Cantor Fitzgerald Canada Corporation, each acting as joint book-running managers (together, the “Underwriters”). In connection with the Offering, the Company also granted the underwriters a 30-day over-allotment option to purchase up to an additional 1,428,572 common shares (the “Over-Allotment Option”).

On August 17, 2021 the Corporation announced the completion of the Offering, pursuant to which 9,523,810 common shares were issued for gross proceeds of US$50 million.

On August 26, 2021, the Corporation announced that the Underwriters had exercised in full the Over-Allotment Option to purchase an additional 1,428,572 common shares for aggregate gross proceeds to the Company of approximately US$7.5 million, which brought the aggregate gross proceeds of the Offering to approximately US$57.5 million.

FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Such forward-looking information and statements relate to, among other things, the Corporation’s strategy, projects, plans and future or operating performance, and the effects and potential effects of the global coronavirus (SARS- CoV-2) (“COVID-19”) pandemic on the Corporation’s business and operations.

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Perpetua Resources, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (British Columbia) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Certain forward-looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures, and readers are cautioned that FOFI may not be appropriate for other purposes.

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Forward-looking information can frequently, but not always, be identified by the use of words such as “plans”, “outlook”, “potential”, “expects", “estimates”, “intends”, “possible”, “goals”, “anticipates”, “determines” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, conditions, events or results “may”, “could”, “would”, “should” or “will”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Such forward-looking information is set forth, among other places, under the headings “2021 Outlook and Goals”, “Capital Resources and Liquidity”, “Mineral Properties” and “Critical Accounting Estimates and Policies”, and elsewhere in the MD&A and may include, without limitation, statements regarding the perceived merits of properties; the timing and ability to complete or obtain, as applicable, feasibility studies and regulatory processes relating to permitting for site restoration and redevelopment of the Project; the Corporation’s guidance for redevelopment, redevelopment costs, all in cost, cash flow, free cash flow and capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs); success of exploration and development, including exploration results at the Corporation’s properties; identification of resources and reserves; budgets; work programs; permitting or other timelines, including the schedules and budgets for the Corporation’s development and redevelopment projects, and estimated timing for construction of, and production from, any new projects; currency fluctuations; capital requirements; project studies; government regulation permit applications; the Corporation’s engagement and consultation with regulators, communities, tribes and other stakeholders in respect of the Project and the Corporation’s Plan of Restoration and Operations (“PRO”); the ability of the Corporation to discharge its liabilities as they become due, to continue to advance the Project through 2021 and beyond, and to meet its administrative and overhead requirements for more than a year; strategic plans, including without limitation the Corporation’s strategy and plans in respect of environmental and social governance issues; the market price of gold and any other applicable metals; and expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking information is necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Corporation as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating costs, recovery and metal costs; that any additional capital and financing needed will be available on reasonable and acceptable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation’s expectations; that the current exploration, development, environmental and other objectives concerning the Project can be achieved and that the Corporation’s other corporate activities will proceed as expected; that the formal review process under the NEPA (including a joint review process involving the USFS, the State of Idaho and other applicable agencies and regulatory bodies), as well as the public comment period and release of Environmental Impact Statements, will proceed in a timely manner and as expected; that litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the litigation relating to the Nez Perce Tribe’s complaint against Perpetua Resources under the Clean Water Act); that the current price and demand for gold and other metals will be sustained or will improve; the equipment and personnel required for permitting, construction and operations will be available on a continual basis; there will be no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, including without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the redevelopment of the Project; that all applicable labour and materials costs will continue or increase on a basis consistent with the Corporation’s current expectations; that general business, economic and market conditions will not change in a materially adverse manner and that all necessary governmental approvals and authorization for the planned exploration, development and environmental protection activities relating to the Project will be obtained in a timely manner and on acceptable terms; the continuity of economic and political conditions and operations of the Corporation; and that the COVID-19 pandemic will continue to not have a significant impact on the Corporation’s business, operations and performance and that the Corporation will continue to be able to effectively mitigate any impacts related to COVID-19.

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The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events, results, performance and/or achievements of the Corporation to differ materially from any future events, results, performance and/or achievements expressed or implied by such forward-looking information. In addition to those discussed in the Corporation’s public disclosure record and the risks and uncertainties set out in this MD&A under the heading “Risks and Uncertainties”, such risks and other factors include, among others, risks involved in fluctuations in gold and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and federally recognized tribes in the exploration and development of the Corporation’s properties (especially in regards to the Project) and the issuance of required permits and licenses; risks related to the need to obtain additional financing to develop the Corporation’s properties (especially in regards to the Project) and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Corporation’s credit ratings; the impact of inflation; risks associated with illegal and artisanal mining; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, tribal governments and other jurisdictions in which the Corporation or its affiliates do or may carry on business in the future, including in response to the COVID-19 outbreak; risks associated with new diseases, epidemics and pandemics, including any risks related to the uncertainties surrounding the duration and the direct or indirect impact of the COVID-19 pandemic on the business, operations and financial condition of the Corporation and its strategic partners and suppliers, as well as on the economy in general, including the Corporation’s ability to purchase products and/or services at reasonable costs and to obtain sufficient financing, or financing on terms acceptable to Perpetua Resources; risks associated with the Corporation’s ability to mitigate any impacts related to COVID-19, including the effectiveness of preventative actions and contingency plans put in place by the Corporation to respond to the COVID-19 pandemic, such as social distancing, travel restrictions, business continuity plans and efforts to mitigate supply chain or other disruptions; the possibility that future exploration results will not be consistent with the Corporation’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks inherent to the Corporation’s business and/or factors beyond its control which could have a material adverse effect on the Corporation. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). The Corporation also cautions that its 2021 Outlook and Goals may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

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All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in the Corporation’s other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of the Corporation’s most recently filed AIF. Specific reference is made to the Corporation’s most recent AIF (which is available on SEDAR at www.sedar.com) for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Corporation’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

The foregoing is not an exhaustive list of factors that may affect the Corporation’s forward-looking information. Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events, or results to differ materially from those described in the forward-looking information, there may be other factors, risks and uncertainties not presently known to the Corporation that could cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned to consider these and other factors, uncertainties, and potential events carefully. There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The forward-looking statements made relate only to events or information as of the date on which the statements are made in this MD&A. Accordingly, readers should not place undue reliance on such forward- looking information. Except as required by applicable law, Perpetua Resources does not assume any obligation to release publicly any revisions or updates to forward-looking information contained in this MD&A to reflect new information, future events, or circumstances, or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned that forward-looking statements are not guarantees of future performance.

2021 OUTLOOK AND GOALS

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A.

Perpetua Resources’ vision is to provide the United States with a domestic source of the critical mineral antimony, operate one of the largest and highest-grade open pit gold mines in the country and restore and redevelop an abandoned brownfield site. In 2021, Perpetua Resources continues to focus on advancing through the permitting process for the Stibnite Gold Project (“Project”) under the National Environmental Policy Act (“NEPA”). Perpetua Resources will continue to engage and consult with regulators, communities, tribes, and other stakeholders regarding the Project as originally set out in the Plan of Restoration and Operations (“PRO”) to ensure that plans for the restoration and redevelopment of the Project address concerns and issues to the extent environmentally, technically, and commercially feasible. The NEPA process is intended to ensure that federal agencies and the public are informed of a proposed action’s potential environmental impacts before making final decisions regarding the action. The rigorous scientific analysis during the preparation of the Draft Environmental Impact Statement (DEIS) and the comments from the public and cooperating agencies provided during the extended 75-day public comment period brought forward concepts that could improve the environmental outcomes of the Project. Perpetua Resources listened to this feedback, evaluated the feasibility and potential benefits of these concepts, and submitted a modified proposed action to the United States Forest Service (USFS) in December 2020 as the “Modified Plan of Restoration and Operations 2” (ModPRO2), representing refinements to Alternative 2 of the August 2020 DEIS. The refined plan incorporates stakeholder feedback on the DEIS and is designed to reduce the project footprint and improve potential environmental impacts.

On July 1, 2021, the USFS confirmed it is advancing Perpetua Resources’ modified proposed action in the NEPA process and updated the permitting schedule for the Project. Importantly, the USFS will focus on Perpetua Resources’ ModPRO2 and the two identified access routes for the remainder of the NEPA process, eliminating DEIS Alternatives 1 and 3 from further consideration. In order to ensure a full analysis of the refined Project, the USFS plans to issue a targeted SDEIS and provide the public and cooperating agencies the opportunity to review and comment on the additional analysis. The major permitting milestones and schedule for the Project include that the SDEIS is expected to be released in Q1 2022, a Final Environmental Impact Statement (FEIS) and draft Record of Decision is expected to be published in Q4 2022, and a final Record of Decision is expected in the first half of 2023.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

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RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
EXPENSES
Accretion	$5,840	$-	$24,169	$-
Consulting	(60,486)	15,341	158,650	24,347
Corporate salaries and benefits	138,400	187,747	885,462	606,429
Depreciation	49,499	69,659	169,750	215,614
Directors’ fees	41,183	41,131	124,319	125,749
Exploration and evaluation	6,020,978	6,573,776	24,546,297	18,848,974
Office and administrative	231,943	36,193	1,113,483	91,295
Professional fees	58,507	88,170	315,932	194,497
Share based compensation	377,358	417,725	3,050,920	1,305,590
Shareholder and regulatory	129,998	146,554	508,050	312,038
Travel and related costs	10,340	455	14,046	29,304
OPERATING LOSS	$7,003,560	$7,576,751	$30,911,078	$21,753,837

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	$(342,242)	702,243	(707,474)	741,287
Change in fair value of convertible note derivative	(17,645)	153,708,326	(5,710,557)	183,965,145
Finance costs	3,027	894,765	373,745	3,137,316
Foreign exchange loss/(gain)	(117,940)	8,397,630	834,841	6,321,492
Interest income	(9,006)	(61,640)	(35,786)	(233,401)
Total other expenses/(income)	$(483,806)	$163,641,324	$(5,245,231)	$193,931,839

Net Loss and Comprehensive Loss	$6,519,754	$171,218,075	$25,665,847	$215,685,676

Net loss and comprehensive loss for Perpetua Resources for the three- and nine-month periods ended September 30, 2021 was $6.5 million and $25.7 million, respectively, compared with net loss and comprehensive loss of $171.2 million and $215.7 million for the corresponding periods of 2020. This $190 million decrease for the nine-month period was primarily attributable to a $189.7 million decrease in non-cash losses related to the change in fair value of the convertible note derivative, a $5.5 million decrease in foreign exchange loss, a $2.8 million decrease in finance costs, a $1.4 million decrease in non-cash losses related to the change in fair value of the warrant derivative, and a $0.2 million decrease in interest income. These reductions were offset by a $5.7 million increase in exploration and evaluation expenses, a $1.7 million increase in share based compensation, a $1.0 million increase in office and administrative, a $0.3 million increase in corporate salaries and benefits, a $0.2 million increase in shareholder and regulatory expenses, a $0.1 million increase in professional fees, and a $0.1 million increase in consulting. As noted above, for the three- and nine-months ended September 30, 2021, the Corporation’s main focus was the continued evaluation and advancement of the Stibnite Gold Project. An analysis of each line item follows.

Accretion

This expense relates to the accretion on the environmental reclamation liability. The expense for the current quarter is higher than the comparable period in the previous year as this is related to a new liability in the current year.

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Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The nine months ended September 30, 2021 is higher than the comparable period in 2020 due to consulting work to support various corporate activities advanced in the first quarter of 2021, including the share consolidation and listing on the NASDAQ.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily corporate employees. Salaries and benefits for the nine months ended September 30, 2021 are higher than the prior period due to the closure of the Vancouver office and related severance payments made for corporate employees in the six months ended June 30, 2021.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. This expense for the three and nine months ended September 30, 2021 is consistent with the comparable periods in the previous year.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the independent Lead Director, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense for the three and nine months ended September 30, 2021 is consistent with the comparable periods in the previous year.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and legal and sustainability costs and costs related to the Administrative Settlement Agreement and Order on Consent (ASAOC) signed earlier this year to voluntarily address environmental conditions at the abandoned mine site. The Corporation’s exploration and evaluation expenses during the nine months ended September 30, 2021 are higher than the same period in the prior year primarily due to the addition of ASAOC expenses. Additional details of expenditures incurred are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
ASAOC	$1,295,062	$-	$8,939,165	$-
Consulting and labor cost	939,003	1,218,927	3,614,666	3,784,097
Engineering	191,884	450,226	811,915	1,010,819
Environmental and reclamation	198,570	260,220	592,711	494,112
Field office and drilling support	601,721	612,632	1,605,439	1,466,746
Legal and sustainability	298,949	384,284	945,224	1,211,821
Permitting	2,495,789	3,647,487	8,037,177	10,881,379
Exploration and Evaluation Expenditures	$6,020,978	$6,573,776	$24,546,297	$18,848,974

Office and Administrative

This expense is predominantly insurance policies for the US offices. The costs for the three and nine months ended September 30, 2021 are higher than the comparative period in the prior year primarily due to insurance related to the US listing.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the nine months ended September 30, 2021 are higher than the comparable period in 2020 primarily due to legal work on various organization changes implemented earlier this year including the share consolidation and Nasdaq listing. The costs for the current quarter are consistent with the comparative period in the prior year.

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Share Based Compensation

This expense is due to the compensation of directors, officers, employees, and consultants that are share based. Share based compensation for the nine months ended September 30, 2021 is $1.7 million higher than the comparative period in 2020 due to 1.0 million more options granted during 2021 and an increase in stock price on the grant date over the previous year. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s condensed consolidated interim financial statements for the nine months ended September 30, 2021.

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the nine months ended September 30, 2021 is higher than the comparative periods from the prior year primarily due to an increase in fees related to the US listing. The costs for the current quarter are consistent with the comparative period in the prior year.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants while undertaking business on behalf of the Corporation. The expense for the nine months ended September 30, 2021 is lower than the comparable period in the previous year due to the impact of COVID-19 travel and entertainment restrictions currently in place throughout the world.

Change in Fair Value of Warrant Derivative

The Corporation issued 200,000 warrants in a financing transaction in May 2013, with an exercise price denominated in Canadian dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Perpetua Resources will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 7 in the Interim Financial Statements).

Change in Fair Value of Convertible Note Derivative

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 and March 2020 (together, the “Convertible Notes”) with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance sheet date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The convertible note derivative is valued at fair value in accordance with IFRS. The decrease in fair value is due to the conversion of Convertible Notes during the quarter. During the quarter, the remaining Convertible Notes in the aggregate principal amount of C$23,017 were converted for 6,500 common shares of Perpetua Resources at a conversion rate of C$3.541 per common share (see Note 6 in the Interim Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the 2016 Notes and 2020 Notes described above, transaction costs related to the 2020 Notes issued in March 2020 and interest expense on lease liabilities. These costs are lower than the comparable period in the previous year due to notes converted in August 2020 and transaction costs on 2020 Notes upon issuance.

Foreign Exchange

Changes in foreign exchange are driven by the change in value of the Canadian Dollar compared to the US Dollar. This loss for the three and nine months ended September 30, 2021 is a result of the translation of the Corporation’s Canadian dollar denominated balances as of September 30, 2021, primarily on the Convertible Notes and the convertible note derivatives.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income decreased in the three and nine months ended September 30, 2021 compared to the same periods in the prior year as a result of lower interest rates and lower average cash balances.

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Balance Sheet

An analysis of the September 30, 2021 and December 31, 2020 statements of financial position of the Corporation follows.

Total Assets

Total assets increased during the nine months ended September 30, 2021 from $98.1 million to $132.4 million primarily as a result of the completion of the Offering, which raised approximately US$57.5 million in gross proceeds in August (see Quarter Highlights section).

Equity

Equity increased during the nine months ended September 30, 2021 from $57.6 million to $120.9 million primarily as a result of the conversion of the remaining 2016 Notes in the aggregate principal amount of C$15.4 million for 4,351,850 common shares of the Corporation and the related movement in the convertible note derivatives, the issuance of 10,952,382 shares at $5.25 price related to the Corporation’s Offering in August (see Quarter Highlights section) and associated share issue costs, the exercise of share purchase options and shares issued through stock appreciation rights.

Total Liabilities

Total liabilities decreased during the nine months ended September 30, 2021 from $40.5 million to $11.5 million primarily as a result of the conversion of the remaining 2016 Notes and the associated adjustment to the related convertible note derivatives (see Quarter Highlights section), which was partially offset by a $7.1 million net increase in the environmental reclamation liability. The convertible note derivative is valued at fair value in accordance with IFRS (see Notes 5 and 6 in the Financial Statements).

Cash Flows

Perpetua Resources’ net change in cash and cash equivalents for the three months ended September 30, 2021 was an inflow of $47.6 million (2020 – $4.9 million outflow). The net change in cash and cash equivalents for the nine months ended September 30, 2021 was an inflow of $31.0 million (2020 - $16.5 million inflow).

Operating cash outflows for the three and nine months ended September 30, 2021 were $6.4 million and $20.3 million, respectively (2020 - $6.2 million and $20.1 million, respectively), investing cash outflows for the three and nine months ended September 30, 2021 were $0.2 and $3.3 million, respectively (2020 – $0.2 million cash and nil, respectively) and financing cash inflows for the three and nine months ended September 30, 2021 were $54.2 million and $54.6 million, respectively (2020 – $1.6 million and $36.6 million, respectively).

QUARTERLY RESULTS

The net loss and comprehensive loss of Perpetua Resources for the previous eight calendar quarterly periods is shown below.

	Revenue	Net Loss & Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
September 30, 2021	-	(6,519,754)	(0.11)	132,413,951	3,906,037	-
June 30, 2021	-	(14,339,630)	(0.29)	84,104,790	5,025,049	-
March 31, 2021	-	(4,806,466)	(0.10)	91,069,448	31,479,160	-
December 31, 2020	-	(4,946,431)	(0.10)	98,131,612	36,562,739	-
September 30, 2020	-	(171,218,075)	(4.90)	106,708,805	39,817,041	-
June 30, 2020	-	(43,872,194)	(1.62)	111,456,823	118,296,123	-
March 31, 2020	-	(595,406)	(0.02)	118,146,070	81,999,421	-
December 31, 2019	-	(11,509,323)	(0.43)	90,504,860	53,354,871	-

The Corporation has had relatively consistent operating losses over the past eight quarters. The most significant variances to the net loss and comprehensive loss are the changes in the fair value of the warrant derivative, the convertible note derivatives and foreign exchange fluctuations on the Convertible Notes and convertible note derivatives. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liabilities include the convertible note derivatives and the warrant derivative, which are valued at fair value in accordance with IFRS (see Note 6 in the Interim Financial Statements).

Perpetua Resources Corp. | Management’s Discussion & Analysis 9

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Perpetua Resources consist primarily of cash and liquid short-term investments. As of September 30, 2021, Perpetua Resources had cash and cash equivalents totaling approximately $56.1 million, approximately $0.9 million in other current assets and $4.1 million in trade and other payables.

In August 2021, the Corporation completed the Offering for total gross proceeds of $57.5 million to be used to continue permitting, early restoration and field operations, engineering and design and general corporate purposes.

With its current capital resources, Perpetua Resources has sufficient funds to continue to advance the regulatory process related to permitting for mine development through 2022. For the remainder of 2021 and beyond, Perpetua Resources plans to:

•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for a better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project;

•	Continue to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;

•	Continue to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2022, and to meet its administrative and overhead requirements for more than a year.

Contractual Obligations

Mining Claim Assessments

The Corporation’s affiliate currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Stibnite Foundation based on several triggering events, including receipt of a final ROD issued by the USFS, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q2 2023 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 150,000 in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments, or a minimum of $0.5 million.

Option Payments on Other Properties

The Corporation is obligated to make option payments on other properties to maintain an option to purchase these properties. As at September 30, 2021, and for the year ending December 31, 2021, the remaining payments to hold these options are $192,500, which will be paid in 2021. The agreements include options to extend.

Perpetua Resources Corp. | Management’s Discussion & Analysis 10

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements as of September 30, 2021 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the three and nine months ended September 30, 2021 and 2020, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Salaries and benefits	$123,750	$191,835	$541,624	$586,130
Termination benefits	-	-	310,957	-
Consulting	7,500	-	57,480	-
Share based compensation	136,568	97,918	1,032,543	330,184
	$267,818	$289,753	$1,942,604	$916,314

Termination benefits were paid during the first quarter of 2021 related to the resignation of former CFO, Darren Morgans, on March 15, 2021. No additional post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the three and nine months ended September 30, 2021 and 2020.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation’s subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill sites. As of September 30, 2021, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode claims and mill sites and patented land holdings. The Corporation’s subsidiary acquired these rights through a combination of purchases and transactions and staking under the 1872 Mining Law and holds a portion under an option agreement. Bureau of Land Management claim rental payments and filings are current as of the date of this filing and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the quarter.

Permitting for Redevelopment & Restoration

On December 13, 2016, the USFS reported that it had determined that the PRO filed by Midas Gold Idaho, Inc. (now Perpetua Resources Idaho, Inc. or “PRII”) on September 21, 2016 for the restoration, re-development and operation of the Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations, thus allowing the USFS to commence the formal review of the Project under NEPA. The USFS completed public scoping under NEPA during the third quarter of 2017. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state, and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing, and the Draft Environmental Impact Statement was released for public comment on August 14, 2020 and the comment period closed on October 28, 2020, in accordance with a revised and extended schedule. The USFS provided an updated NEPA schedule for the Project on July 1, 2021 and is focused on advancing Perpetua Resources’ modified proposed action in the NEPA process. In order to ensure a full analysis of the refined Project, the USFS plans to issue a targeted Supplemental Draft Environmental Impact Statement (“SDEIS”) and provide the public and cooperating agencies the opportunity to review and comment on the additional analysis. The Project schedule update included that the SDEIS is expected to be released in Q1 2022, a Final Environmental Impact Statement (FEIS) and draft Record of Decision is expected to be published in Q4 2022, and a final Record of Decision is expected to be issued in the first half of 2023. Work on other required ancillary permits and management plans continued during the reporting period.

Perpetua Resources Corp. | Management’s Discussion & Analysis 11

District Exploration

No drilling was completed during the reporting period. Activities during the reporting period focused on studies to support permitting and design, engineering and environmental studies to support the ongoing activities related to the Administrative Settlement Agreement and Order on Consent.

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity with related environmental legacy effects spanning from the late 1800s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and legacy effects remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ended December 31, 2020 and December 31, 2019, and the final base shelf prospectus dated April 1, 2021.

The Corporation is, and will continue to be, subject to federal, state, and local statutes, rules and regulations related to environmental protection, site access and construction activities, among others. The environmental effects, if any, of current and future activities are and will be monitored and, where appropriate, mitigated, reclaimed, and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and state law have been taken by the U.S. Environmental Protection Agency (“EPA”), the USFS and the IDEQ against historic mining operators.

All of these regulatory activities and related clean-up actions largely pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever been previous operators of the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries conducted due diligence and all appropriate inquiry, comprised of formal phased assessments of the properties comprising the Project in order to avoid potential owner/operator liability related to past hazardous substance releases and to maintain its status as a bona fide prospective purchaser (“BFPP”) under CERCLA. The Corporation’s subsidiaries are discharging its continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any ownership in the mineral properties comprising the Project.

Several of the patented lode mining claims and mill sites acquired by the subsidiary of Perpetua Resources in the areas of the former West End mine patented lode mining claims and patented mill sites previously used for processing operations are subject to an existing judicial consent decree which covers certain environmental liability and remediation responsibilities with respect to such claim holdings. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Perpetua Resources are also subject to a consent decree between the previous owner of those claims and the United States. That consent decree imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

Perpetua Resources Corp. | Management’s Discussion & Analysis 12

On June 6, 2019, the Corporation announced that it and its subsidiaries were advised by Idaho’s Nez Perce Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to involvement by Perpetua Resources and its subsidiaries with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019. The Corporation and its subsidiaries are presently defending against the litigation. The suit includes allegations that the Corporation and its subsidiaries have violated the Clean Water Act on lands owned by the United States government and administered by the Forest Service. As the Corporation and its subsidiaries previously advised the Federal court in October 2019 in its motion to dismiss the case, Perpetua Resources and its subsidiaries have no authority to remedy all of the plaintiff’s claims due to federal regulatory requirements requiring permission by the United States government to significantly disturb the Forest Service lands to provide the remedy sought by the Tribe. Because the Corporation and its subsidiaries have no control or responsibility over the alleged Clean Water Act point source discharges claimed by the Tribe to be occurring on lands owned and administered by the Federal government, on June 11, 2020, they notified the Forest Service that they intended to join them in the case. On August 18, 2020 they filed the complaint per previous notice of intent. On September 8, 2020, the Federal court granted the stipulation allowing Perpetua Resources to file an amended answer, allowing the Corporation to file the third-party complaint against the Forest Service, and declining to consolidate the cases. Subsequently, on September 9, 2020, the court held a status conference and the prospect emerged of scheduling a mandatory Alternative Dispute Resolution (“ADR”) to engage in settlement discussions. Pursuant to the voluntary ASAOC agreement related to CERCLA (discussed below), the companies agreed to dismiss its pending complaints against the Forest Service, which occurred on January 29, 2021. The parties have subsequently agreed to stay to the litigation until February 1, 2022 in order to explore ADR, which was originally agreed by the parties on February 17, 2021 and ordered by the court on February 19, 2021. The ADR process was formally proceeding during the reporting period with a third-party mediator and is expected to continue in the near term.

Neither Perpetua Resources nor its subsidiaries caused the alleged current water quality or alleged water pollution discharge issues at the site. Neither Perpetua Resources nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any alleged Clean Water Act violations. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration, and presenting those solutions to the government agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Perpetua Resources’ subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality as required under CERCLA and the ASAOC described above. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater. Finally, the Corporation and its subsidiaries have engaged in appropriate natural resources restoration through the planting of over ninety thousand trees on site and other restoration activities.

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. Over the past three years, the Corporation’s subsidiary, Perpetua Resources Idaho, Inc., worked with regulators to develop a framework under CERCLA to address some historical legacy impacts at the site. Certain early response actions will take place under the voluntary administrative settlement and order on consent (defined above as ASAOC) under CERCLA that was finalized January 15, 2021. Under the terms of the ASAOC, legal protection will be extended when the Corporation and its applicable affiliates (“Respondents”) successfully perform the response actions in the site areas authorized by the Federal government in the ASAOC. The ASAOC was executed by the EPA and the United States Department of Agriculture with the concurrence of the United States Department of Justice. Perpetua Resources Idaho, Inc. will be undertaking early cleanup actions (known as “time critical removal actions”) upon agency approval in the initial phase of the agreement that are designed to directly improve water quality in a number of areas on the site while, separately, longer-term actions are being evaluated through the NEPA process. During the quarter, various submittals required under the ASAOC were delivered to the regulatory agencies and work continues to implement the agreement.

A potential outcome of the ASAOC becoming final would be the opportunity to request the court for a stay of, and/or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). As noted above, a stay to the litigation was agreed to on February 17, 2021 and ordered by the court on February 19, and has since been extended to February 1, 2022. Under CERCLA and case law precedent, a federal court has no jurisdiction over a collateral Clean Water Act case where an ASAOC addresses both the same site and the same environmental goals of the pending lawsuit. Perpetua Resources Idaho, Inc. believes that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. The proposed early response actions by the Corporation and its subsidiaries agreed to in the ASAOC offer a concrete example of what such collaborative discussions can yield.

Perpetua Resources Corp. | Management’s Discussion & Analysis 13

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share-based compensation, warrant and convertible note derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the convertible note derivative and warrant derivative, net present value of the ASAOC liability, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance increased from $25,037,766 on December 31, 2020 to $56,082,017 on September 30, 2021 primarily as a result of the Offering discussed in the Quarter Highlights section above. During the nine months ended September 30, 2021, the remaining convertible notes in the aggregate principal amount of C$15,409,901 of the 2016 Notes were converted for 4,351,850 common shares of Perpetua Resources at a conversion rate of C$3.541 per common share. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2020, with the exception of the warrant derivative and the change in fair value of the convertible note derivatives, which are discussed in Results of Operations.

OUTSTANDING SHARE DATA

	November 12, 2021	September 30, 2021
Common shares issued and outstanding	62,941,443	62,941,443
Options outstanding	2,524,775	2,570,900
Warrants outstanding	200,000	200,000
Shares issuable on conversion of Convertible Notes	-	-
Total	65,666,218	65,712,343

DISCLOSURE CONTROL AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Perpetua Resources Corp. | Management’s Discussion & Analysis 14

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated the design effectiveness of its DC&P and ICFR and concluded that, as of September 30, 2021, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the nine months ended September 30, 2021 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector, Perpetua Resources reports that for the three and nine months ended September 30, 2021, it has made payments of fees and taxes, as defined by the Act, of US$424,304 and US$524,202 respectively, to the government entities below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Quarter	Payee	Details	Amount
2021 Q1	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$49,439

	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to ongoing IDEQ permitting	$1,020
2021 Q2	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$49,439
2021 Q3	Bureau of Land Management	Mineral Claim Fees	$250,470
	US Forest Service	Mine Site Administrative Settlement Agreement	$117,395
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$49,439
	Idaho City Chamber of Commerce	Idaho City Days Sponsor	$5,000
	Village of Yellow Pine	Harmonica Festival Support	$2,000

	Total		$524,202

Perpetua Resources Corp. | Management’s Discussion & Analysis 15

USE OF PROCEEDS

In August 2021, the Corporation completed the Offering for total gross proceeds of $57.5 million to be used to continue permitting, early restoration and field operations, engineering and design and general corporate purposes. The Corporation received net proceeds of $54.3 million. As at September 30, 2021, the Corporation had not yet expended any of the net proceeds from the Offering as it had sufficient cash on hand to cover its operating expenses during the quarter.

RISKS AND UNCERTAINTIES

Perpetua Resources is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options, or other securities.

Perpetua Resources’ failure to successfully anticipate and address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Such risks and uncertainties could cause the Corporation’s future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the cautionary statements on forward-looking information found in this document. The Corporation is subject to various risks, known and unknown, arising from factors within or outside of its control.

Perpetua Resources cannot give assurance that it will successfully address these risks or anticipate other unknown risks that may affect its business. Estimates of Mineral Resources and mineral reserves (“Mineral Reserves”) are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include, without limitation: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a summary of some of Perpetua Resources’ risks and uncertainties. The business of the Corporation involves significant risk due to the nature of mining, exploration and development activities, and regulation. Certain risk factors, including but not limited to those listed below, are related to the mining industry in general while others are specific to Perpetua Resources. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Perpetua Resources or in connection with the Corporation’s operations.

Perpetua Resources Corp. | Management’s Discussion & Analysis 16

Industry Risks

•	Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of Mineral Reserves.

•	Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

•	Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

•	Longstanding legal certainty about aspects of the 1872 Mining Law is being challenged in Federal Court and is presently subject to scrutiny in Congress.

•	Resource exploration and development is a high risk, speculative business.

•	Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Perpetua Resources’ control and any one of which may have an adverse effect on its financial condition and operations.

•	Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

•	The quantification of Mineral Resources and Mineral Reserves is based on estimates and is subject to great uncertainty, and there can be no assurance about the quantity and grade of minerals until Mineral Resources are actually mined.

•	Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The Corporation’s Risks

•	Perpetua Resources will need to raise additional capital through the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Perpetua Resources’ operations would be adversely affected.

•	Future sales of Perpetua Resources’ common shares into the public market by former holders of convertible securities of Perpetua Resources may lower the market price of the Corporation’s common shares, which may result in losses to Perpetua Resources’ shareholders.

•	Perpetua Resources is subject to numerous government laws and regulations which could cause material delays in carrying out its operations, and increase costs related to its business.

•	Perpetua Resources is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer, and cost significantly more, than expected.

•	Perpetua Resources’ current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Perpetua Resources Corp. | Management’s Discussion & Analysis 17

•	Perpetua Resources may be subject to litigation.

•	Perpetua Resources may face opposition from environmental non-governmental organizations, Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

•	The Nez Perce Tribe has filed a complaint against Perpetua Resources under the Clean Water Act. On February 17, 2021, the Corporation announced that it and the Nez Perce Tribe had jointly moved for a 3-month stay of the lawsuit while the parties pursue a court-ordered dispute resolution process. Although the litigation stay will allow the parties to work with a mediator to determine if there are grounds to work out a resolution of the lawsuit, there is no guarantee that the process will result in a resolution of the case. If the case is not resolved, additional litigation could act to delay the Project. The parties have subsequently agreed to stay the litigation until February 1, 2022.

•	Perpetua Resources has not completed a Final Environmental Impact Statement and ROD, nor has it received the necessary ancillary permits to conduct mining operations.

•	Perpetua Resources faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Perpetua Resources may not be able to effectively compete.

•	Perpetua Resources’ future exploration and development efforts may be unsuccessful.

•	Perpetua Resources’ Mineral Resource and Mineral Reserve estimates may not be indicative of the actual gold that can be mined.

•	Perpetua Resources has a limited history as an exploration company and does not have any experience in putting a mining project into production.

•	Perpetua Resources expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Perpetua Resources’ common shares to decline.

•	Perpetua Resources has negative cash flow from operating activities.

•	Perpetua Resources’ title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

•	Perpetua Resources’ ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining and exploration activities.

•	Perpetua Resources depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Perpetua Resources Corp. | Management’s Discussion & Analysis 18

•	Perpetua Resources does not have a full staff of technical people and relies upon outside consultants to provide critical services.

•	Certain Perpetua Resources directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

•	Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement.

•	Perpetua Resources has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

•	Perpetua Resources’ business involves risks for which Perpetua Resources may not be adequately insured, if it is insured at all.

•	A shortage of supplies and equipment as well as supply chain disruptions, could adversely affect Perpetua Resources’ ability to operate its business.

•	A cyber security incident could adversely affect Perpetua Resources’ ability to operate its business.

•	The Corporation faces counterparty and liquidity risk.

•	The Corporation faces risk related to potential increases in interest rates and thereby an increase in potential borrowing costs for future loans.

•	Perpetua Resources’ activities are subject to potential environmental liability, including potential past government response costs under CERCLA. Under CERCLA, potentially responsible parties (“PRPs”) may be required to perform cleanup actions to protect the public health, welfare, or the environment and PRPs may also be responsible for past and future costs incurred by government agencies in cleaning up the site, unless the PRP can demonstrate divisibility or assert a statutory defense. Even though the Corporation has entered into the ASAOC which, pursuant to performance of the ASAOC, may provide certain liability protections to the Corporation, the scope of liability protection provided to Perpetua Resources under the ASAOC is limited for the work in specific areas of the site specified under Phase 1 of the ASAOC should the work be successfully completed. Should work continue under the ASAOC after the first phase of work is completed, Perpetua Resources may be provided liability protection for specific work performed under those subsequent phases of work.

Perpetua Resources Corp. | Management’s Discussion & Analysis 19

•	Under the ASAOC, Perpetua Resources has agreed to pay “Future Response Costs” of the federal agencies who are a party to the voluntary agreement. Those costs may fluctuate depending on oversight activity by the agencies and other costs, including indirect costs, that the agencies believe are covered by the ASAOC.

•	The federal agencies implementing the ASAOC may change the scope of work called for in the agreement, thus potentially increasing the costs of ASAOC compliance.

•	Perpetua Resources may be negatively affected by an outbreak of infectious disease or pandemic.

•	The Corporation faces risks related to climate change and climate change awareness. Recent increased attention regarding the risks of climate change may result in an increase in the stigmatization of the Corporation’s industry (mineral resource development and mineral extraction). This may result in reduced interest or investment participation by capital market participants, thereby making it more difficult for the Corporation to raise funding on terms that are acceptable to the Corporation. In addition, increased concerns about climate change and any negative sentiments about the Corporation’s industry and sector may adversely affect the timing or ability to receive any required exploration, development, environmental and/or operating permits that may be required prior to the Stibnite Gold Project going into production. The Corporation is unable to quantify the financial impacts related to the risks related to climate change and climate change awareness. The materiality of these risks are assessed in relation to whether they will impact the Corporation’s ability to raise funds and financing on terms acceptable to the Corporation and whether the risks will result in any unexpected delays in the permitting processes, all of which is unknown at this time.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

The Mineral Resources and Mineral Reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Perpetua Resources to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Perpetua Resources is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) and thus the mineral resource and mineral reserve estimates referenced in this MD&A may not be comparable to disclosure provided by issuers subject to SEC disclosure requirements applicable to domestic issuers.

Perpetua Resources Corp. | Management’s Discussion & Analysis 20